

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 29, 2007

Gary Grotjohn
Chief Financial Officer
Little Sioux Corn Processors, L.L.C.
4808 F Avenue
Marcus, Iowa 51035

> **RE:** **Little Sioux Corn Processors, L.L.C.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Forms 10-Q for Fiscal Quarters Ended December 31, 2006 and March 31, 2007**
> **File No. 0-50270**

Dear Mr. Grotjohn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief